U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-39566

GoldMining Inc.

(Translation of registrant's name into English)

Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐ Form 20-F	☒ Form 40-F

INCORPORATION BY REFERENCE

Exhibit 99.1 in this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form F-10, as amended (Registration No.333-255705), of GoldMining Inc. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description
99.1	News Release dated July 24, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDMINING INC.

By:       /s/ Pat Obara

     Pat Obara

     Chief Financial Officer

Date:    July 24, 2023